 SPECTRA ENERGY PARTNERS, LP

5400 WESTHEIMER COURT

HOUSTON, TX 77056

October 19, 2017

VIA EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spectra Energy Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 8-K Filed May 10, 2017

File No. 1-33556

Dear Mr. Thompson:

Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2017, with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed February 24, 2017 and Form 8-K filed May 10, 2017, File No. 1-33556.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bolded text.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Income to Non-GAAP “Distributable Cash Flow,” page 50

1. Please tell us why you have excluded portions of the 2015 and 2014 distributions from equity investments from the reconciliation.

Response:

As noted by the Staff, the Partnership excluded portions of distributions from certain equity investments (the “Investment Entities”) received by the Partnership primarily due to the fact that such portion of the distributions consisted of proceeds the Investment Entities received from debt issuances. It was expected that the Partnership would be required to make, and the Partnership did in fact make, equivalent contributions to the Investment Entities to repay the debt issued by the Investment Entities upon the maturity of the debt issuances. The Partnership did not include the cash distributions within the Distributable Cash Flow to the extent that such cash would be returned to the Investment Entities for the repayment of the debt issued by the Investment Entities.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Dispositions

Disposition, page 74

2. We note your disclosure that the disposition of your 33.3% ownership interests Sand Hills and Southern Hills is included in the Statements of Cash Flows as a non-cash activity, but we are unable to locate it. Please advise. Additionally, please tell us how the transaction was recorded in the financial statements.

Response:

As noted by the staff, the Partnership’s disposition of their 33.3% ownership in Sand Hills and Southern Hills was included in the Statement of Cash Flows as a non-cash activity. The transaction was recorded in the Consolidated Balance Sheets as a credit to our Investments in and Loans to Unconsolidated Affiliates and a debit to Equity. Since this transaction only impacted our Investment and Equity line items, it resulted in a non-cash impact to the Consolidated Statement of Cash Flows.

In consideration for this transaction, we retired 21,560,000 of our common units and 440,000 of our general partner units held by Spectra Energy, which results in the reduction of distributions payable to Spectra Energy for the related units retired. Additional consideration consisted of a reduction in the aggregate quarterly distributions, if any, to Spectra Energy, as holder of incentive distribution rights, by $4 million per quarter for a period of 12 consecutive quarters commencing with the quarter ending on December 31, 2015 and ending with the quarter ending on September 30, 2018.

Note 4. Business Segments

Geographic Data, page 77

3. Please show us how to reconcile consolidated long-lived assets for 2016 to the amounts of long-lived assets presented on the balance sheet.

Response:

		December 31, 2016 (in millions)
	Total Assets	$21,606
Less:	Total current assets	(660)
	Investments in and loans to unconsolidated affiliates	(1,127)
	Restricted cash (included within Investments and other assets - Other)	(15)
	Interest rate swaps (included within Investments and other assets - Other)	(9)
	Consolidated long-lived assets	$19,795

Note 8. Variable Interest Entities

Sabal Trail, page 80

4. In future filings, please disclose on the face of the balance sheet the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the Company. Please refer to ASC 810-10-45-25.

Response:

The Partnership agrees that it should disclose on the face of the balance sheet the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the Company, if applicable, in future filings. However, as of July 1, 2017, Sabal Trail went in service and we determined that the Partnership is no longer the primary beneficiary because the power to direct the activities of Sabal Trail is now shared. As a result, we have deconsolidated Sabal Trail and implemented equity method accounting. In future filings, Sabal Trail will be included in the VIE footnote as an equity method investment.

Form 8-K Filed May 10, 2017

5. We note your disclosure of the range of distributable cash flow in your financial guidance for fiscal year 2017. Please tell us what consideration you gave to disclosing forward looking GAAP net income and presenting a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measure and the forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact, identify the information that is unavailable and its probable significance and provide reconciling information that is available without unreasonable effort. Please refer to Regulation G

Response:

We will update the non-GAAP reconciliations on our website to include a forward looking Distributable Cash Flow reconciliation as shown below:

	2017e (low)	2017e (mid)	2017e (high)
Distributable Cash Flow
(in millions)
Total Reported Net Income	1,525	1,565	1,605
Add:
Interest expense	280	280	280
Income tax expense (benefit)	5	5	5
Depreciation and amortization	350	350	350
EBITDA	2,160	2,200	2,240
Add:
Earnings from equity investments	(200)	(200)	(200)
Distributions from equity investments	150	150	150
Other	10	10	10
Less:
Interest expense	280	280	280
Equity AFUDC	115	115	115
Net cash paid for income taxes	15	15	15
Distributions to non-controlling interests	45	45	45
Maintenance capital expenditures	265	265	265
Total Distributable Cash Flow	1,400	1,440	1,480

Should the Staff have any questions or comments, please contact the undersigned at 403-231-3900.

Sincerely,

SPECTRA ENERGY PARTNERS, LP,

By: Spectra Energy Partners (DE) GP, LP,
its general partner

By: Spectra Energy Partners GP, LLC,
its general partner

By:	/s/ Allen C. Capps
Name:	Allen C. Capps
Title:	Controller

cc:

Commission

Ta Tanisha Meadows, Staff Accountant

Spectra Energy Partners, LP

John Whelen

Steven J. Neyland

Valorie Wanner